Exhibit 99.1

RECON TECHNOLOGY, LTD

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Trading Symbol: RCON)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 13, 2026

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Recon Technology, Ltd. (the “Company”, “Recon”, ”we”, “us” or “our”) will be held at Company’s headquarters at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China on February 13, 2026 at 10:00 a.m. (Beijing time).

Only holders of ordinary shares of record on the close of business on December 29, 2025 (the “Record Date”) or their proxy holders are entitled to vote at the AGM or any adjournment or postponements thereof. Each Class A ordinary shareholder has one vote for each ordinary share, and each Class B ordinary shareholder has fifteen votes for each ordinary share, held as of the close of business on the Record Date.

Votes shall be counted on a poll basis, with each Class A ordinary share carrying one vote and each Class B ordinary share carrying fifteen votes. At the AGM, the following resolutions will be considered and voted upon:

1.	RESOLVED as an ordinary resolution:

THAT the following individuals be appointed as Class I members of the board of directors of the Company (the “Board”), to serve a term expiring at the first Annual General Meeting of the Company held following the end of the fiscal year ending June 30, 2028, or until their successors are duly elected and qualified;

1.a. Hu Zhongchen

1.b. Yonggang Duan

2.	RESOLVED as an ordinary resolution:

THAT the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026 be ratified, confirmed and approved in all respects.

3.	RESOLVED as a special resolution:

THAT the authorized share capital of the Company be increased as follows (“Increase of Authorized Capital”):

From:

US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

to:

US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

by: the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

4.	RESOLVED, as a special resolution:

THAT the Company effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), such that the number of authorized, issued and outstanding Class A Ordinary Shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding Class A Ordinary Shares is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the AGM (the “Share Consolidation Proposal”), provided that, the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:8,000 in the aggregate (the “Consolidation Ratio Cap”).

5.	RESOLVED as an ordinary resolution that:

(a)	no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Shares upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

(b)	the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the AGM.

(c)	if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).

6.	RESOLVED as a special resolution that conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company be increased FROM US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO such amount as results from the creation of an additional number of Class A Ordinary Shares at the consolidation ratio and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

7.	Such other business as may properly come before the meeting or any adjournment thereof.

Regardless of the number of shares that you own, your vote is very important. Even if you plan to attend the AGM or adjourned meetings in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 11:59 p.m. on February 11, 2026 (New York City time) so that your shares will be represented and may be voted at the AGM and/or any adjourned meetings. If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the AGM or the adjourned meetings and vote your shares in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the AGM or the adjourned meetings in person, you must obtain from the record holder a proxy issued in your name.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy card will be voted FOR all the above special and ordinary resolutions.

If you have any questions or need assistance in voting your shares, please contact Jia Liu, by telephone at +8610-84945799 , or email at info@recon.cn.

Notes:

1. If a share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The Chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5. Votes given in accordance with the terms of a duly executed proxy card shall be valid notwithstanding the death or insanity of the principal prior to the AGM or adjourned meetings or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China, before the commencement of the AGM, or adjourned meeting at which it is sought to use the proxy.

By Order of the Board of Directors,
Recon Technology, Ltd.

/s/ Shenping Yin
Shenping Yin
Chairman and Chief Executive Officer

Beijing, China

December 30, 2025

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The board of directors of Recon (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned Recon ordinary shares at the close of business on December 29, 2025, the “Record Date”, for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, will be placed on the Company’s website on or about December 31, 2025 and mailed to shareholders on or about December 31, 2025. Recon will make these materials available to you on the Internet, and will deliver printed proxy materials to you or send them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your Recon ordinary shares.

We have included in this proxy statement important information about the Annual Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable shareholder meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked:

1.	to RESOLVE as an ordinary resolution:

THAT the following individuals be appointed as Class I members of the board of directors of the Company (the “Board”), to serve a term expiring at the first Annual General Meeting of the Company held following the end of the fiscal year ending June 30, 2028, or until their successors are duly elected and qualified;

1.a. Hu Zhongchen

1.b. Yonggang Duan

2.	to RESOLVE as an ordinary resolution:

THAT the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026 be ratified, confirmed and approved in all respects.

3.	to RESOLVE as a special resolution:

THAT the authorized share capital of the Company be increased as follows (“Increase of Authorized Capital”):

From:	US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

to:	US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

by:	the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

4.	to RESOLVE, as a special resolution:

THAT the Company effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), such that the number of authorized, issued and outstanding Class A Ordinary Shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding Class A Ordinary Shares is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the AGM (the “Share Consolidation Proposal”), provided that, the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:8,000 in the aggregate (the “Consolidation Ratio Cap”).

5.	to RESOLVE as an ordinary resolution that:

(a)	no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Shares upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

(b)	the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the AGM.

(c)	if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).

6.	to RESOLVE as a special resolution that conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company be increased FROM US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO such amount as results from the creation of an additional number of Class A Ordinary Shares at the consolidation ratio and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

7.	Such other business as may properly come before the meeting or any adjournment thereof.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Recon shareholders fail to adopt each step proposed, the transaction cannot be completed.

Q: What are the recommendations of the Board?

A: The Board has determined that the proposed resolutions are fair to, advisable and in the best interests of the Company and its shareholders and have unanimously approved the proposal described herein. The Board unanimously recommends that the shareholders vote “FOR” all proposals: (1) Election of the Directors; (2) Ratification of the Auditor; (3) Increase of Authorized Capital; (4) and (5) Share Consolidation Proposal; and (6) Share Capital Increase.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting will be held on February 13, 2026 at 10:00 a.m., Beijing Time (9:00 p.m. ET on February 12, 2026), at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China.

Q: Who is entitled to vote at the Annual Meeting?

A: The Record Date for the Annual Meeting is December 29, 2025. Only holders of Class A ordinary shares, and/or Class B ordinary shares, of the Company as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

Q: What constitutes a quorum for the Annual Meeting?

A: At the Annual General Meeting, the presence in person or by proxy of one-third (1/3) in number of our outstanding shares (including Class A ordinary shares and Class B ordinary shares) as of the Record Date will constitute a quorum at such Annual Meeting (without regard to the votes attaching to such shares). Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposals?

A: Nomination of Directors: If a simple majority of the votes cast in respect of resolution 1a. (the election of Mr. Hu Zhongchen) vote “For”, then he will be elected as a director. If a simple majority of the votes cast in respect of resolution 1b. (the election of Mr. Yonggang Duan) vote “For”, then he will be elected as a director. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Abstain” as to the nominee for director.

Ratification of Appointment of Auditor: The ratification of the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026 requires that a simple majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Increase of authorized share capital of the Company: To increase the authorized share capital of the Company, as follows: FROM: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO: US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, BY: the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, requires that a two-thirds majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Share Consolidation Proposal: To permit the Company to effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), such that the number of authorized, issued and outstanding Class A Ordinary Shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding Class A Ordinary Shares is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the AGM (the “Share Consolidation Proposal”), provided that, the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:8,000 in the aggregate (the “Consolidation Ratio Cap”), requires that a two-thirds majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Further related to the Share Consolidation Proposal, that (a) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Shares upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the AGM; and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s), requires that a simple majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Share Capital Increase: To increase the share capital of the Company conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company be increased FROM US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO such amount as results from the creation of an additional number of Class A Ordinary Shares at the consolidation ratio and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, requires that a two-thirds majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Other business properly before the meeting in accordance with Article 47: Depending on the nature of such business properly brought before the meeting, it will require an ordinary resolution approved by a simple majority of the votes cast, or a special resolution approved by a two-thirds majority of the votes cast. The question of whether an ordinary resolution or special resolution is required is to be determined in accordance with the Company’s Fourth Memorandum and Articles of Association and applicable law.

Q: Is cumulative voting permitted for the election of directors?

A: No. You may not cumulate your votes for the election of directors.

Q: How do the shareholders vote?

A: The shareholders have two voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card; or
(2)	By mail, by completing, signing and returning the enclosed proxy card.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s Class A ordinary shares, and/or Class B ordinary shares, as of the Record Date. You may attend the meeting in person or dial in for your information if you vote by proxy. The dial-in number in the United States is +1(646)254-3594, and the dial-in number in China is 400-810-5222. The password for the meeting is 9412790206. Shareholders living in other countries are welcome to attend the conference call by contacting our Company at info@recon.cn.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. The ratification of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026 is considered a routine matter for which brokerage firms may vote without specific instructions. All of the other proposals presented at the Annual Meeting are considered non-routine matters. When a proposal is not a routine matter, your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum. However, if you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Annual Meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of the Company, dated as of a later date than the date of the proxy and received prior to the Annual Meeting;

•	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual Meeting;

•	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending the Annual Meeting and voting in person.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Annual General Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Recon Technology Ltd., Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China, or call +(86) 010-84945799. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.  In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person.  Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q: What interest do officers and directors have in matters to be acted upon?

A: Members of the Board and executive officers of the Company do not have any interest in any other proposal that is not shared by all other shareholders of the Company, other than Proposal 1, the election to our Board of the nominees set forth herein.

PROPOSAL 1

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Proposed Ordinary Election of Directors

On December 26, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Election of Directors”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the following individuals be appointed as Class I members of the board of directors of the Company (the “Board”), to serve a term expiring at the first Annual General Meeting of the Company held following the end of the fiscal year ending June 30, 2028, or until their successors are duly elected and qualified: Hu Zhongchen and Yonggang Duan.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Election of Directors, provided we have quorum for the meeting.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF TWO

NOMINEES TO THE BOARD.

PROPOSAL 2:

TO RATIFY THE APPOINTMENT OF ENROME LLP AS THE COMPANY’S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2026

(ITEM 2 ON THE PROXY CARD)

On December 26, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Ratification of the Auditor”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026 be ratified, confirmed and approved in all respects.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Ratification of the Auditor, provided we have quorum for the meeting.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF ENROME LLP

AS THE COMPANY’S FISCAL YEAR 2026 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3

INCREASE OF AUTHORIZED CAPITAL
(ITEM 3 ON THE PROXY CARD)

On December 26, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Increase of Share Capital”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT the authorized share capital of the Company be increased as follows (“Increase of Authorized Capital”):

From:	US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

to:	US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

by:	the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Increase of Authorized Capital, provided we have quorum for the meeting.

WE RECOMMEND THAT YOU VOTE FOR THE INCREASE OF AUTHORIZED SHARE CAPITAL.

PROPOSALS 4 & 5

SHARE CONSOLIDATION PROPOSAL
(ITEMS 4 & 5 ON THE PROXY CARD)

On December 26, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Consolidation Proposal”):

IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT the Company effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), such that the number of authorized, issued and outstanding Class A Ordinary Shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding Class A Ordinary Shares is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the AGM (the “Share Consolidation Proposal”), provided that, the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:8,000 in the aggregate (the “Consolidation Ratio Cap”); and

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT (a) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Shares upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the AGM; and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Item 4, and the affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Item 5, provided we have quorum for the meeting.

Street Name Holders of Ordinary shares

The Company intends for the Reverse Stock Split to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Reverse Stock Split for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Reverse Stock Split as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board proposes to solicit shareholder approval to effect a reverse stock split (or share consolidation as a matter of Cayman Islands law) of the Company’s ordinary shares at one of the ratios as set forth herein in the form of shareholder resolutions, the shareholders to approve each ratio and to grant the Board a discretion to determine the most appropriate ratio and such consolidation to be effective on such date as is determined by the Board.

WE RECOMMEND THAT YOU VOTE FOR THE SHARE CONSOLIDATION PROPOSAL (BOTH ITEMS 4 AND 5).

PROPOSAL 6:

SHARE CAPITAL INCREASE

(ITEM 6 ON THE PROXY CARD)

On December 26, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Consolidation Proposal”):

IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company be increased FROM US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO such amount as results from the creation of an additional number of Class A Ordinary Shares at the consolidation ratio and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Increase of Authorized Capital, provided we have quorum for the meeting.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL
OF THE SHARE CAPITAL INCREASE.

GENERAL

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission reports of ownership and changes in beneficial ownership of the Company’s ordinary shares. Directors, executive officers and greater than ten percent shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that all reports were timely made.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this proxy statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended June 30, 2025 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Recon Technology, Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China, by calling +86 (10)-8494 5799 or via the Internet at www.recon.cn.

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in the proxy statement, shareholder proposals must be submitted in writing to: Secretary, Recon Technology, Ltd, Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China. We are not obligated to include shareholder proposals in our annual proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: Secretary, Recon Technology, Ltd., Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China; +86 (10) 8494 5799.

Other Matters to Come Before the Meeting

The Board is not aware of any other business to be acted upon at the Annual General Meeting. Pursuant to the Company’s bylaws, only the business described in the notice of the Annual General Meeting of the shareholders will be conducted at such meeting.

Documents Incorporated By Reference

The SEC allows us to “incorporate by reference” information into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this proxy statement, except for any information that is superseded by information that is included directly in this proxy statement or in any other subsequently filed document that also is incorporated by reference herein.

This proxy statement incorporates by reference our Annual Report on Form 20-F the fiscal year ended June 30, 2025 filed with the SEC on October 15, 2025.